Filed by GigOptix, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Commission File No.: 333-153362

Subject Company: GigOptix, Inc.

This filing relates to the proposed merger pursuant to the terms of the Agreement and Plan of Merger by and among Lumera Corporation, GigOptix LLC, GigOptix, Inc., Galileo Merger Sub L, Inc. and Galileo Merger Sub G, LLC dated as of March 27, 2008.

* * * *

On October 27, 2008, the Securities and Exchange Commission declared effective a registration statement on Form S-4 (File No. 333-153362) filed by GigOptix, Inc., which contains a proxy statement/prospectus regarding the proposed merger, as well as other relevant documents concerning the transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GIGOPTIX INC., LUMERA CORPORATION, GIGOPTIX LLC AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus and other documents filed in connection with this transaction with the SEC at the SEC’s web site at www.sec.gov. Free copies of the definitive proxy statement/prospectus and other documents filed by GigOptix, Inc. may be obtained without charge by directing a request to Lumera Corporation, 19910 North Creek Parkway, Bothell, WA 98011-3008, Attention: Investor Relations or by telephoning us at (425) 415-6847.

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Conference Call Transcript

LMRA - Lumera Corporation and GigOptix LLC Announce Effective Date of GigOptix Inc.

S4 Registration Statement and Investor Q&A Call

Event Date/Time: Nov. 19. 2008 / 1:30PM PT

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Nov. 19. 2008 / 1:30PM PT, LMRA - Lumera Corporation and GigOptix LLC Announce Effective Date of GigOptix Inc. S4 Registration Statement and Investor Q&A Call

C O R P O R A T E    P A R T I C I P A N T S

Helene Jaillet

Lumera Corp. - Director, IR and Corporate Communications

Avi Katz

GigOptix LLC - Chairman, CEO, President

Peter Biere

Lumera Corp. - SVP, CFO, Treasurer

C O N F E R E N C E    C A L L    P A R T I C I P A N T S

Larry Seisen

Analyst

P R E S E N T A T I O N

Operator

Good day, ladies and gentlemen, and welcome to the Lumera Corporation and GigOptix LLC Announced Proposed Merger Update conference call. My name is Emity and I will be your coordinator for today. (Operator Instructions). I would now like to turn the presentation over to your host for today’s call, Ms. Helene Jaillet, Director of Investor Relations and Corporate Communications. Please proceed, maam.

Helene Jaillet - Lumera Corp. - Director, IR and Corporate Communications

Thank you, Emity. Good afternoon, everyone, and welcome to our conference call to answer shareholder questions regarding the proposed merger with GigOptix LLC.

Again, as Emity said, my name is Helene Jaillet and I am Director of Investor Relations and Corporate Communications at the Lumera Corporation.

After I make some brief housekeeping remarks, you will hear from Dr. Avi Katz, who is the CEO of GigOptix LLC and future CEO of GigOptix, Inc., and Peter Biere, Senior Vice President, Chief Financial Officer, and the future CFO of GigOptix, Inc.

Now, just a few comments before we begin. Please remember, as always, that elements of these presentation are forward-looking, and are based on our best view of the world, and of our business as we see them today. It is no guarantee of our future performance. The forward-looking elements discussed in the conference call can change as the world changes, and we would ask that you interpret our comments in that light, and as more explicitly stated both in the current press release and in the risk assessment section of our annual report on Form 10-K and other filings with the SEC posted on the website.

Additionally, may I also remind you that this conference is being broadcast via the internet and is available on the IR section of our website at www.lumera.com.

Our conference call is being recorded, and it will be available for replay on our website. Prepared remarks are copyrighted and cannot be reproduced without the permission of Lumera Corporation.

This afternoon we will discuss progress for the new combined company under the proposed merger, and have a Q&A session at the end to answer questions about the proxy materials you have received. And now I will return the call over to Avi.

Avi Katz - GigOptix LLC - Chairman, CEO, President

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Nov. 19. 2008 / 1:30PM PT, LMRA - Lumera Corporation and GigOptix LLC Announce Effective Date of GigOptix Inc. S4 Registration Statement and Investor Q&A Call

Thank you, Helene, and thank you everyone for joining us today. By now you should have received your proxy statements and voting instructions. By taking time through the call today to update you on the latest events and progress with Lumera and GigOptix LLC, which took place since our last call on October 21, and our presentation at this point, we keep sight of the fact that this meeting is aimed mainly in providing an opportunity to all of you to bring questions and requests for clarification pertaining to any matter associated with the proposed merger and the proxy card materials.

We want to remind you that the Lumera shareholders meeting will be held on December 4, at which time we will present the results of the shareholders’ votes on the subject matters associated with the proxy card, all of which have been recommended by the Board of Directors of Lumera to be voted as Yes.

The proxy statement contained a lot of information on both companies as well as some proforma information on the combined companies. Included in the discussion were some of the factors that the Lumera Board of Directors considered and analyzed in determining to approve the merger. This included — number one — an assessment of Lumera’s business, operations, financial performance, financial considerations, earnings, and future prospects on a stand-alone basis. Number 2 — The strategic feat, complimentary in nature, of Lumera and GigOptix’s respective business, and the potential presented by the merger. Number 3 — the prospects for filing the position of Lumera’s Chief Executive Officer. Number 4 — an assessment of the GigOptix leadership team. Number 5 — the firms opinion of GCA Savvian delivered to the Board of Directors. And Number 6 — its familiarity with the business of GigOptix LLC.

After carefully these factors, the Lumera Board of Directors, as well as the GigOptix LLC Board of Directors, believe that the merger will provide strategic and financial benefits to all shareholders, which enable the combined company to compete more efficiently than Lumera can compete alone. At this point, I would like to ask Peter to take us through the voting process.

Peter Biere - Lumera Corp. - SVP, CFO, Treasurer

Thanks, Avi. The proposed merger cannot be completed unless Lumera’s shareholders vote to adopt the merger agreement, and thus approve the merger. We urge you to carefully review the proxy statement that was mailed and, in particular, you should read the section on risk factors which address the risks that should be considered and evaluated in the proposed merger, and then also pay attention to the section on information about the combined company. This section discusses the proposed business of the two companies combined following the merger.

We are asking that you vote for the merger by returning your proxy card, or voting by telephone, or by the internet, and we would appreciate it very much if you can cast your vote at your earliest convenience.

Remember that not voting has the same effect as voting against the merger. Many of you have already voted your shares. As of today, about 34% of the total shares have been voted and I am pleased to report that more than 95% of those shares have been voted in favor of the merger, so we thank you for your overwhelming support thus far.

However, we still have a long ways to go to secure our absolute majority for the support of the merger so we need everyone to vote as soon as possible as we would like to conclude the merger and get GigOptix, Inc. effective and operating as one successful company. Avi.

Avi Katz - GigOptix LLC - Chairman, CEO, President

Okay, thank you, Peter, for this update. And, before opening this session for your questions, I would like to comment on some other matters and issues that have been raised by shareholders since our last call on October 21.

In particular, matters pertaining to the latest announcement on the status of that DVSI, the GigOptix LLC major shareholder, the listing status of Lumera and GigOptix, Inc., the GigOptix LLC recent, $1 million financial, and the business structure in general.

Let us start with a report on DVSI. As many of you know, DVSI voluntarily filed for Chapter 11 protection earlier this month. While DVSI’s bankruptcy is unfortunate, and we feel badly for them and all other people that are impacted, please understand that DVSI is the parent company of GigOptix LLC’s two largest shareholders, which have not been caught up in this action.

We do not believe that DVSI’s bankruptcy will have any impact on the well being and normal operations of GigOptix LLC or the proposed merger, and we also do not anticipate any significant impact on the future operations of GigOptix, Inc. anymore than any other shareholder’s bankruptcy would have.

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Nov. 19. 2008 / 1:30PM PT, LMRA - Lumera Corporation and GigOptix LLC Announce Effective Date of GigOptix Inc. S4 Registration Statement and Investor Q&A Call

Please note also that as part of the merger agreement between GigOptix LCL and Lumera, DVSI signed a six-month lockup agreement on their shares, after which they would be subjected to Rule 144 pertaining to volume trade restrictions.

While under Chapter 11 protection, DVSI will venture to restructure their organization and to emerge stronger on the other side, and we wish them well in their efforts.

In the even that they are not successful, then their GigOptix, Inc. shares could become an asset that the courts would distribute to their creditors or otherwise sell, but we point out again, however, that other than resulting in the possibly of new ownership of the shares, we do not anticipate that this event will have an impact on GigOptix, Inc. Peter, would you like to address the listing issues now?

Peter Biere - Lumera Corp. - SVP, CFO, Treasurer

Yes, simultaneous with our call today, Lumera issued a press release regarding a recent NASDAQ notification that we received.

As you know, Lumera is currently listed on the NASDAQ global market. During the summer, we received a delisting notice due to our stockholder equity total falling below the $10 million minimum requirement for continued listing. And, while we were able to take some actions that fixed this issue at the time, as of September 30, our stockholders equity again fell below the $10 million minimum.

Yesterday we received a letter from the NASDAQ notifying us that Lumera’s shares would be delisted near the end of November unless we either appealed the NASDAQ decision or we chose to move to the NASDAQ capital market, where we would meet their continued listing requirements.

We intend to appeal the NASDAQ letter and also to ask them to defer any action until after the shareholder vote for the merger, which is scheduled to tally on December 4.

If the merger is approved, our post merger stockholder equity will easily meet the continued listing requirement. And, if for any reason the merger is not approved or is delayed —.

(technical difficulty)

To ensure continued listing we intend to move the LMRA trading to the NASDAQ capital market. We will be filing our appeal shortly, and will notify you as soon as we hear anything from the NASDAQ.

Now, as it relates to the market listing of GigOptix, Inc, unfortunately things are a little bit more complicated. As you know, we have applied to list the shares of GigOptix, Inc. under the trading symbol GIGX for listing on the NASDAQ.

NASDAQ is currently in the process of determining whether GigOptix, Inc. will be treated as a successor registrant to Lumera, or conversely, as a new registrant.

Now, if GigOptix, Inc. is deemed a successor to Lumera, then we only need to meet the minimum continuing listing requirements for the NASDAQ market following the transaction. However, if NASDAQ determines that GigOptix is to be treated as a new registrant, then GigOptix, Inc. must meet the more stringent listing requirements for the market.

When we have a definitive word, again, on the NASDAQ’s decision on this issue, we will inform you at the same time that we confirm the final share exchange ratio.

Now the market listing requirements for minimum share price and capitalization differ based on our deemed status. Again, either as a continuing registrant or as a new registrant.

If we are deemed to be a new registrant, we have to meet the minimum $1 share price. We have to meet the minimum $10 million stockholders equity, and then maintain a minimum market value of publicly traded shares of $5 million.

If GigOptix is treated as a new entity, then we would have to qualify for the NASDAQ capital market, which requires a minimum $4 share price. Stockholders equity would have to be $5 million, and the market value of publicly traded shares, or held shares, would have to be $15 million.

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Nov. 19. 2008 / 1:30PM PT, LMRA - Lumera Corporation and GigOptix LLC Announce Effective Date of GigOptix Inc. S4 Registration Statement and Investor Q&A Call

In either event, if we do not qualify for listing on one of the NASDAQ markets, we will list the stock for quotation on the over-the-counter bulletin board. Obviously, we would much prefer to remain listed and we are working very hard to make that happen.

We will not know what NASDAQ’s response or answer is until closer to the merger date, nor can we determine the final share ratio for the split up until that point, but once we have additional details, again, we will issue a release and advise you. And, so now with this information I would like to turn the call back to Avi for discussion of other business matters.

Avi Katz - GigOptix LLC - Chairman, CEO, President

Well, a couple more points that I would like to bring up before we open it up to questions and answer.

As you may know, GigOptix LLC signed an agreement to raise $1 million in new financing in exchange for an equity position in GigOptix LLC. This equity is scheduled to be funded two business (technical difficulty) of approval of the Lumera/GigOptix merger by the Lumera shareholders, and immediately prior to merger closing date and GigOptix, Inc. becoming effective.

I want to emphasize that the financing will be diluted only to the GigOptix LLC shareholders. It does not dilute Lumera shareholders whatsoever.

What it does, however, is it strengthens the balance sheet of GigOptix LLC, and as such the future balance sheet of GigOptix, Inc. with fresh cash that is brought in.

We are very pleased to continue to diversify the base of our GigOptix LLC investors and shareholders, to have this new interest in the Company, and we are looking forward to adding other institutional loaners to the GigOptix, Inc. in the future.

On the business front we recently announced our HX 12 channels of 10 Gbps digital driver NTIA receiver chipset, and a production release, which will help drive the transition from copper to optical connections in the chip-to-chip and board-to-board applications. We are leading the industry by having this part available to customer production as of January 1, 2009, and we are immensely proud of our engineering team in Zurich for this accomplishment.

We are also free to announce a few weeks ago the adoption of our GX6120 by Multiplex, a leader in the optical subsystem industry as we worked very closely with them to ensure that out part met their needs. It is more proof of our close partnership with our key [so digi] customers like Multiplex.

Let me assure you that we are working furiously to build long-term value for all stockholders and continue to capture new business and shipping productive products, as per our plan, all while executing our programs with the foremost financial responsibility along a pragmatic and realistic plan to meet customers’ needs in the market.

We are very excited about the potential of our GigOptix and Lumera products post merger, and more so about the merged company as we are eager to launch GigOptix, Inc. We will continue to maintain full transparency to all shareholders to all our whereabouts in the Company, and are looking forward to the shareholders’ active participation and partnership as we move forward to grow GigOptix, Inc.

At this juncture, we ask your continued support in voting to approve the merger. With this, we conclude our remarks and Peter and I will be very happy to answer the questions you may have regarding those comments, or any other statements that you have seen in the proxy materials. Helene, please coordinate the session.

Q U E S T I O N    A N D    A N S W E R

Helene Jaillet - Lumera Corp. - Director, IR and Corporate Communications

Help? Yes, Emity, if you would be kind enough to poll the listeners on the call for questions, thank you.

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Nov. 19. 2008 / 1:30PM PT, LMRA - Lumera Corporation and GigOptix LLC Announce Effective Date of GigOptix Inc. S4 Registration Statement and Investor Q&A Call

Operator

(Operator Instructions). Your first question comes from the line of [Larry Seisen]

Larry Seisen Analyst

What is the impact, if any, of the filing by DVSI, bankruptcy filing, in terms of its ownership in GigOptix and the status of the merger, et cetera, et cetera?

Avi Katz - GigOptix LLC - Chairman, CEO, President

Larry, thank you for this question. As we stated earlier in our comments, the filing of the Chapter 11 court protection by DVSI pertains to GigOptix LLC, like any other finding of any other shareholder. As I stated, we do not see any impact on the GigOptix LLC business at this point. As we have stated, we have increased our investors’ date in the Company regardless. We do not perceive any impact on the merger moving forward, and at this point in time we do not anticipate impact on the business of GigOptix, Inc. as we move forward.

Larry Seisen Analyst

If you had talked about this before, I apologize. I was late coming on the call, and so I do apologize to the rest of the audience if I have made you repeat yourself.

Avi Katz - GigOptix LLC - Chairman, CEO, President

Larry, no need to apologize. I think it is an important question and I am delighted to repeat my answer. No problem. Thank you for asking.

Larry Seisen Analyst

You between.

Operator

(Operator Instructions). And you next question comes from the line of William Bennett. Please proceed. William, your line is now open.

Peter Biere - Lumera Corp. - SVP, CFO, Treasurer

He must have dropped. Take the next question, please.

Operator

(Operator Instructions). And you have a follow-up question from the line of Larry Seisen. Please proceed.

Larry Seisen Analyst

I do not want to monopolize the thing here, but I do have a number of questions and maybe I will just, since nobody is fighting to get in the door, I will just take off on them. Is Raluca there?

Peter Biere - Lumera Corp. - SVP, CFO, Treasurer

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Nov. 19. 2008 / 1:30PM PT, LMRA - Lumera Corporation and GigOptix LLC Announce Effective Date of GigOptix Inc. S4 Registration Statement and Investor Q&A Call

No, Larry, she is not.

Larry Seisen Analyst

About a year ago, we were talking about the effort, which essentially was the millimeter wave project, I forget what the actual terms were, but it was spun off to these two guys from Harvard and Raluca, at that time, said that she thought there would be some commercially — there would be measurable progress and a commercial product at about this time, in about one year. Where do we stand on that?

Peter Biere - Lumera Corp. - SVP, CFO, Treasurer

Well, Larry, first of all, let me just briefly tell you that back in February of this year we spun the intellectual property and a note out to a company, a private company called [Asermatose] and they set forth to begin development and raise additional funds to support that development. So, while I hope I can have updates for you on this situation in the near future, suffice to say that Asermatose has continued to push the ball forward but with the capital markets, and particularly private startup venture funding the way it has been, they have continued to struggle for that and are still working to put their business plan together.

So, we are still optimistic that eventually the millimeter wave technology could develop a value stream for Lumera shareholders. It is definitely delayed. And this, inside of Asermatose, and once there is information that we can share with you, I would be happy to do so.

Larry Seisen Analyst

Okay, but at this point, the situation that was vital with life signs last year at this time is now comatose. Is that fair?

Peter Biere - Lumera Corp. - SVP, CFO, Treasurer

Well, not being a doctor, I do not think comatose is right because there is still a blip on the screen.

Larry Seisen Analyst

It has not flat-lined yet, Peter?

Peter Biere - Lumera Corp. - SVP, CFO, Treasurer

No, it has not flat-lined yet.

Larry Seisen Analyst

All right, well, hope springs eternal in the breast of man. Okay, and the next question is — I told [Jim Judson] about this, and that our mutual acquaintance, [Mr. Lardner], who gave Baylor Medical one of our Proteomic processors, visited his contact there the other day and he was told by this contact that they are using the Lumera Proteomic processor, of all things, and that it is the best one they have. It is the best that they are using at this moment. Now, I am assuming that the are using — you know, that they have the Bio-Rad and, what is the big one from GE?

I have forgotten the name of that one, but it sounds to me that there might be some sort of value there, and they also say that they have not heard from Lumera for ages, and Jim told me that you were focusing on the merger and he said we will look into that once we get the merger completed. But, surely it cannot just — was it just left out there in abeyance with no conversation whatsoever between you and the Plexera group, and so on and so forth. I mean, you must have had some conversations.

Peter Biere - Lumera Corp. - SVP, CFO, Treasurer

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Nov. 19. 2008 / 1:30PM PT, LMRA - Lumera Corporation and GigOptix LLC Announce Effective Date of GigOptix Inc. S4 Registration Statement and Investor Q&A Call

Yes, so you know Larry, there is not a lot of detail I can fill you in on but let me assure you about a couple of things. First of all, you know we shut down the Plexera business at the end of March, not because we did not feel that there was potential future value there, but we simply could not continue to fund that activity along with our electroptics development, but we did it actually as a major step to help us prepare to strengthen our platform, and that is merging with GigOptix.

So, since the end of March I have been focused on really two things, one is immediately stopping the cash bleed from Plexera, and we did that hastily.

Secondly then we began discussions with interested parties to try to find the best home that would, number one, ensure that the technology we developed and invested in could continue, and number two, that we could get the best return for that technology possible.

And, I started those activities really in earnest. We had discussions in March, and April, and May, but really they got started more in earnest in late May or early June. The summer went quickly. The funding environment, as I mentioned, with the millimeter wave, is that all round. I continue to have discussions with folks that are interested in pushing Plexera technology forward but the longer that it goes, it is just taking people a while and whether they are ever able to pull financing together or not, I do not know, so we continue to work on that.

Now, that said, in the way that I shut down Plexera we made sure that the folks out there that had our beta machines could continue to use them. Obviously Baylor owns theirs by virtue of the donation.

Larry Seisen Analyst

Yes.

Peter Biere - Lumera Corp. - SVP, CFO, Treasurer

We sold one and we placed a couple of others. They are still in operation. We have done our best, actually back-channeled with Baylor to continue to give them, or make supplies available to them, but very clearly I am not in that business anymore so there is a limit to operational support.

And then that said, the people that we continue to speak with that are showing potential interest in the asset, are in contact with the beta sites, and so while it is clear that whatever they were doing with the machine continues at their own pace and with their own funding, and that not with a lot of help or any help from Lumera, there has been some communication and hopefully if we can place the asset, sell the asset to another investor, the good work at Baylor and other places can continue.

Larry Seisen Analyst

Yes, well obviously our future is not with Plexera and with the millimeter wave application, at least not in the near future. Our future is with GigOptix, and those of us who have been around for some period of time have high hopes because we think that if there was any reason whatsoever for doing this deal in the first place, and for giving birth to the elephant of the document, then GigOptix would have to be worth a lot more than it is trading for, so I am not looking to these other ventures for our reward here on earth, I am just curious as to what the status of it is, and I appreciate your comments, Peter, but I would have somebody get in touch with John Connelly just to make sure he knows that you are still aware that he is alive.

Peter Biere - Lumera Corp. - SVP, CFO, Treasurer

Yes, he knows, and actually once we hang up I will email John.

Larry Seisen Analyst

Okay, good. That is it for me.

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Nov. 19. 2008 / 1:30PM PT, LMRA - Lumera Corporation and GigOptix LLC Announce Effective Date of GigOptix Inc. S4 Registration Statement and Investor Q&A Call

Avi Katz - GigOptix LLC - Chairman, CEO, President

Larry, just to comment here, thank you so much for your ongoing support. You, like other shareholders, put upon me a really big commitment and I hope you get a chance to review the presentation that we presented here on October 21, during our last shareholders meeting.

Larry Seisen Analyst

Yes.

Avi Katz - GigOptix LLC - Chairman, CEO, President

If by chance you did not happen to see it, please browse in either the Lumera website or the GigOptix website, and I would be delighted to take an audience with you to answer any questions you may have with regard to the directions and the business position at GigOptix, and what have you.

Larry Seisen Analyst

Okay, well thank you, Avi. I appreciate that.

Avi Katz - GigOptix LLC - Chairman, CEO, President

Thank you, Larry.

Operator

(Operator Instructions). I am showing you have no further questions at this time.

Helene Jaillet - Lumera Corp. - Director, IR and Corporate Communications

Thank you, Emity. With that, we will conclude our call this afternoon and want to thank everyone for taking the time to listen. The replay will be available on our website shortly and please, we hope that those of you who did not have a chance to tune in at the beginning will take the opportunity to hear the beginning comments. So, thank you everybody and good afternoon.

Operator

Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Good day.

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Nov. 19. 2008 / 1:30PM PT, LMRA - Lumera Corporation and GigOptix LLC Announce Effective Date of GigOptix Inc. S4 Registration Statement and Investor Q&A Call

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